FORM 6-K



                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of        December                                    2003
                        -----------------------------------     -----------
Commission File Number  000-29898
                        -----------------------------------     -----------

                           Research In Motion Limited
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                               295 Phillip Street,
                            Waterloo, Ontario, Canada
                                     N2L 3W8
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

             Form 20-F                          Form 40-F      X
                      --------                            ---------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):



         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                                 No  X
                 ---------------                    ----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                 DOCUMENT INDEX



     Document                                                         Page No.

        1.       News Release dated December 3, 2003 ("StarHub           4
                 Extends BlackBerry Service To Businesses Of
                 Any Size")

                                                                 Document 1


[RIM logo omitted]                                  [Star Hub graphic omitted]
                                                                 News Release

                                                             December 3, 2003

FOR IMMEDIATE RELEASE
---------------------

StarHub Extends BlackBerry Service To Businesses Of Any Size

New Service Also Available for Individuals

Singapore and Waterloo, ON - StarHub and Research In Motion (RIM) (Nasdaq: RIMM;
TSX: RIM) are pleased to announce today the commercial availability of a new BlackBerry(R) service designed for individuals and smaller businesses. The companies also introduced the new tri-band, color-screen BlackBerry 7230 Wireless Handheld(TM) in Singapore.

In May this year, StarHub and RIM introduced the BlackBerry platform and the BlackBerry 6720(TM) handheld to corporate customers for the first time in Singapore. BlackBerry, the leading, secure, wireless platform, allows StarHub's corporate users to manage their corporate email, data and Personal Information Management tools on the go via the Java-based BlackBerry handheld with integrated email, phone, SMS, web browser and organizer applications. Emails are automatically pushed to the device so that users stay productive wherever they go!

"StarHub is very pleased with the positive response from the corporate sector for BlackBerry. Many have adopted the convenience of the highly secure and push-based mobile email solution since we launched the service in late May," said Mr Chan Kin Hung, Head of Mobile Services. "The push email feature and the handheld's patented, built-in keyboard have made it a very popular wireless solution. Riding on the highly successful enterprise services, StarHub is delighted to offer this new BlackBerry for individuals. The BlackBerry 7230(TM) handheld will allow businesses and mobile professionals to enjoy the benefits of push-based mobile email anywhere, anytime and stay connected via wireless voice, SMS and email."

The new BlackBerry service works with RIM's BlackBerry Web Client technology. It provides a web-based interface that allows users to self-manage and self-activate the connection to their email accounts using their BlackBerry handheld. With this solution, StarHub mobile customers are able to access up to 10 corporate or personal (e.g., StarHub Internet and popular POP3 ISP) email accounts.

StarHub Introduces the New BlackBerry 7230 Handheld
"The new BlackBerry 7230 tri-band and color-screen handheld, coupled with StarHub's strong international roaming presence, will help our globetrotting customers stay constantly connected to important emails and enhance their competitiveness and productivity," added Chan. "This is an excellent integrated voice, SMS and email solution for mobile professionals, small businesses and corporate alike as it supports both corporate and personal emails. Emails are pushed to our customers anywhere - locally and abroad."

The BlackBerry 7230 Wireless Handheld is an easy-to-use, all-in-one, and tri-band world-traveling device.* Currently, with over 200 roaming agreements around the world (including over 65 GPRS roaming destinations covering major destinations in Asia, Europe and the USA), StarHub's mobile customers are able to manage their email seamlessly whilst abroad.


                                     -more-
StarHub's robust GSM/GPRS network provides "always-on" email connectivity. Together with the BlackBerry solution, customers are able to increase their productivity and efficiency levels as there is no need to dial-in or "pull" data, no need to have the PC running or download softwares and no time wasted. Just like the ease and convenience of SMS, all the latest emails are pushed to their handheld automatically.

"BlackBerry is popular with StarHub's corporate customers because of its ability to deliver integrated access to email, data and phone applications," said Mr Patrick Spence, Vice President, Asia Pacific Business Unit at Research In Motion. "We are pleased to work with StarHub to now offer BlackBerry to a wider audience in Singapore. The BlackBerry 7230's enhanced features combined with StarHub's robust GSM/GPRS network make it a powerful wireless solution for individuals, small businesses and corporate customers."

For a preview and demonstration of the BlackBerry mobile email solution, customers may visit the Business Hub at the StarHub OUB Centre shop, StarHub's newest business solutions centre for enterprises in Singapore or the new StarHub Plaza Singapura shop. Alternatively, interested customers may write to blackberry@starhub.com or call the Sales Hotline 1630 or Business Hotline 1800 - 888 8888 for more details.


About StarHub
StarHub is a Singapore-based info-communications company providing a full range of information, communications and entertainment services over fixed, mobile and Internet platforms. It operates its own nation-wide broadband network that delivers multi-channel cable TV, data, voice and Internet access. StarHub will also offer Digital Cable services by end 2003. On the cellular front, StarHub also operates its own GSM/GPRS network and will have its 3G network ready by end 2004.

Driven by a passion for listening and providing what customers want, StarHub endeavors to bring affordable and premium quality services with innovative and useful features to all its customers.

StarHub raises the level of competition in Singapore, challenging others as well as challenging itself, to constantly introduce new world-class services at competitive prices. This unwavering commitment will further strengthen Singapore's position as a leading info-communication hub in the region. Visit StarHub at www.starhub.com for your communication needs.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                       ###


                                     -more-


For media enquiries, please contact:
Eric Loh
Corporate Communications
StarHub Pte Ltd
DID:    (65) 6825 5171
Mobile: (65) 9859 0517
Email:   ericloh@starhub.com

Sonya Madeira
EASTWEST PR for RIM
DID:    (65) 6429 0311
Mobile: (65) 9450 1090
Email:   sonya@eastwestpr.com

Courtney Flaherty
Brodeur Worldwide for RIM
(1) 212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(1) 519.888.7465
investor_relations@rim.net

*Check with carrier for roaming services.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Research In Motion Limited
                                       ---------------------------------------
                                                    (Registrant)

Date:   December 3, 2003               By: /s/      Angelo Loberto
        -------------------------          -----------------------------------
                                                                  (Signature)
                                                   Angelo Loberto
                                                   Vice President, Finance